Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

January 23, 2018

VIA EDGAR TRANSMISSION
Filing Desk
Attn: Elisabeth Bentzinger
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:              Dimensional Investment Group Inc.
Registration Statement on Form N-14 (File Number: 333-221987)

Dear Ms. Bentzinger:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Dimensional Investment Group Inc. (the "Registrant") and DFA Securities LLC, the distributor of the Registrant's shares, hereby request acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-221987) relating to the reorganizations of: (1) the LWAS/DFA International High Book to Market Portfolio and DFA International Value Portfolio II, series of DFA Investment Dimensions Group Inc. and the Registrant, respectively, with and into the DFA International Value Portfolio III, a series of the Registrant; and (2) the LWAS/DFA U.S. High Book to Market Portfolio, a series of the Registrant, with and into the U.S. Large Cap Value Portfolio III, a series of the Registrant, so that such Registration Statement may be declared effective on January 24, 2018, or as soon as practicable thereafter.

The Registrant hereby acknowledges that: (1) should the Securities and Exchange Commission (the "Commission") or its staff ("Staff"), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff's comments, the Registrant's changes to the disclosure in response to the Staff's comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff's comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.  Should you have any questions, please do not hesitate to contact Jana L. Cresswell, Esq. of Stradley Ronon Stevens & Young, LLP at (215) 564-8048.

Very truly yours,

/s/Carolyn L. O
Carolyn L. O, Esquire
Vice President and Secretary, Dimensional Investment Group Inc.
Vice President and Secretary, DFA Securities LLC

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